Exhibit 99.1

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/03/010 Amended 30/09/01, 24/10/05, 17/12/10

Name of entity

Mesoblast Limited

ABN	Quarter ended (“current quarter”)
68 109 431 870	30 June 2016

Consolidated statement of cash flows

		Current quarter	Year to date (12 months)
		US$ '000	US$ '000
	Cash flows related to operating activities
1.1	Receipts from customers:
	(a) Commercialization Revenue	99	99
	(b) Licensing Fee Revenue	—	3,500
	(c) R&D Tax Incentive received	4,466	4,466
1.2	Payments for:
	(a) staff costs	(2,550)	(12,891)
	(b) research and development	(8,584)	(40,452)
	(c) manufacturing commercialisation	(8,312)	(26,859)
	(d) intellectual property portfolio expenses	(519)	(2,379)
	(e) other expenses from ordinary activities	(3,002)	(14,609)
1.3	Dividends received	—	—
1.4	Interest and other items of a similar nature received	313	1,129
1.5	Interest and other costs of finance paid	—	—
1.6	Income taxes paid	—	—
1.7	Other	—	—
	Net operating cash flows	(18,089)	(87,996)^

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

		Current quarter	Year to date (12 months)
		US$ '000	US$ '000
1.8	Net operating cash flows (carried forward)	(18,089)	(87,996)^
	Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	(200)
	(d) physical non-current assets	(42)	(722)
	(e) other non-current assets	—	(805)
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
	(e) other non-current assets	—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other:
	(a) Payments for financial derivatives	—	—
	(b) Security deposits	—	—
	Net investing cash flows	(42)	(1,727)
1.14	Total operating and investing cash flows	(18,131)	(89,723)
	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	—	68,549
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	—	—
1.18	Repayment of borrowings	—	—
1.19	Dividends paid	—	—
1.20	Share issue costs	18	(6,483)
	Net financing cash flows	18	62,066
	Net increase / (decrease in cash held)	(18,113)	(27,657)
1.21	Cash at beginning of quarter / year to date	99,929	110,701
1.22	Exchange rate adjustments to item 1.21	(879)	(2,107)
1.23	Cash at end of quarter	80,937	80,937

^Within the year to date operating cash flows are share issue costs of $315k associated with the November 2015 NASDAQ IPO equity raising incurred during the three months ended 30 September 2015.

+ See chapter 19 for defined terms.

17/12/2010 Appendix 4C Page 2

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter
		US$ '000
1.24	Aggregate amount of payments to the parties included in item 1.2	440
1.25	Aggregate amount of loans to the parties included in item 1.11	—
1.26	Explanation necessary for an understanding of the transactions:
	Payment to directors (for the current quarter) = $440k

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

n/a

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

n/a

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available	Amount used
		US$ '000	US$ '000
3.1	Loan facilities	—	—
3.2	Credit standby arrangements	—	—

+ See chapter 19 for defined terms.

17/12/2010Appendix 4C Page 3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:

		Current quarter	Previous quarter
		US$ '000	US$ '000
4.1	Cash on hand and at bank	10,687	5,945
4.2	Deposits at call	58,969	46,992
4.3	Bank overdraft	—	—
4.4	Term deposits	11,281	46,992
	Total: cash at end of quarter (item 1.23)	80,937	99,929

Acquisitions and disposals of business entities

		Current quarter	Previous quarter
		US$ '000	US$ '000
5.1	Name of entity	n/a	n/a
5.2	Place of incorporation or registration	n/a	n/a
5.3	Consideration for acquisition or disposal	n/a	n/a
5.4	Total net assets	n/a	n/a
5.5	Nature of business	n/a	n/a

Compliance statement

1

This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:/s/ Charlie HarrisonDate: 29 July 2016

(Company Secretary)

Print name:Charlie Harrison

+ See chapter 19 for defined terms.

17/12/2010 Appendix 4C Page 4

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Notes

1.

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.

The definitions in, and provisions of, AASB 107: Statement of Cash Flows applies to this report except for any additional disclosure requirements requested by AASB 107 that are not already itemised in this report.

3.

Accounting Standards. ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

17/12/2010Appendix 4C Page 5